                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                    (Amendment No. 3 to Amended and Restated
                                 Schedule 13D)*

                             CARNIVAL CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                    Class A Common Stock ($.01 par value)
           --------------------------------------------------------
                         (Title of Class of Securities)

                                 143658 10 2
           --------------------------------------------------------
                                (CUSIP Number)

                              Alan R. Twaits, Esq.
                                General Counsel
                              Carnival Corporation
                             3655 N.W. 87th Avenue
                           Miami, Florida  33178-2428

                                (305) 599-2600
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 20, 1995
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      Exhibit Index on Page 40

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: TAMMS INVESTMENT COMPANY, LIMITED
                 PARTNERSHIP
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)      [  ]
                 (b)      [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not
                 Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Delaware
________________________________________________________________________________
Number of            7)      Sole Voting Power:  2,332,458
Shares Bene-         ___________________________________________________________
ficially             8)      Shared Voting Power:  -0-
Owned by             ___________________________________________________________
Each Report-         9)      Sole Dispositive Power:  2,332,458
ing Person           ___________________________________________________________
With                 10)     Shared Dispositive Power:  -0-
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 2,332,458
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     1.0%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  PN

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: TAMMS MANAGEMENT CORPORATION
_______________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)  [  ]
                 (b)  [ X]
_______________________________________________________________________________
         3)      SEC Use Only
_______________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
_______________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
_______________________________________________________________________________
         6)      Citizenship or Place of Organization:  Delaware
_______________________________________________________________________________
Number of            7)      Sole Voting Power:  2,332,458
Shares Bene-         __________________________________________________________
ficially             8)      Shared Voting Power:  -0-
Owned by             __________________________________________________________
Each Report-         9)      Sole Dispositive Power:  233,246
ing Person           __________________________________________________________
With                 10)     Shared Dispositive Power:  2,099,212
_______________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 2,332,458
_______________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
_______________________________________________________________________________

         13)     Percent of Class Represented by Amount in Row (11):
                                     1.0%
_______________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 TED ARISON
_______________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)  [  ]
                 (b)  [ X]
_______________________________________________________________________________
         3)      SEC Use Only
_______________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
_______________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
_______________________________________________________________________________
         6)      Citizenship or Place of Organization:  Israel
_______________________________________________________________________________
Number of             7)      Sole Voting Power:  75,957,142
Shares Bene-          _________________________________________________________
ficially              8)      Shared Voting Power:  2,332,458
Owned by              _________________________________________________________
Each Report-          9)      Sole Dispositive Power:  75,957,142
ing Person            _________________________________________________________
With                  10)     Shared Dispositive Power:  2,332,458
_______________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 73,279,236
_______________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
_______________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                    31.9%
_______________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 ARISON FOUNDATION, INC.
_______________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)   [  ]
                 (b)   [ X]
_______________________________________________________________________________
         3)      SEC Use Only
_______________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
_______________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
_______________________________________________________________________________
         6)      Citizenship or Place of Organization:  Florida
_______________________________________________________________________________
Number of              7)    Sole Voting Power:  3,600,000
Shares Bene-           ________________________________________________________
ficially               8)    Shared Voting Power:  -0-
Owned by               ________________________________________________________
Each Report-           9)    Sole Dispositive Power:  3,600,000
ing Person             ________________________________________________________
With                   10)   Shared Dispositive Power:  -0-
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 3,600,000
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     1.6%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 CONTINUED TRUST FOR MICHAEL ARISON
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)   [  ]
                 (b)   [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Delaware
________________________________________________________________________________
Number of            7)      Sole Voting Power:  2,000,000
Shares Bene-         ___________________________________________________________
ficially             8)      Shared Voting Power:  -0-
Owned by             ___________________________________________________________
Each Report-         9)      Sole Dispositive Power:  2,000,000
ing Person           ___________________________________________________________
With                 10)     Shared Dispositive Power:  379,504.68
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 2,379,504.68
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     1.0%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
_____________________
         1)      Names of Reporting Persons S.S. or I.R.S. Identification
                 Nos. of Above Persons:
                 SHARI ARISON IRREVOCABLE GUERNSEY TRUST
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)   [  ]
                 (b)   [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Guernsey, Channel
                 Islands
________________________________________________________________________________
Number of             7)       Sole Voting Power:  3,000,000
Shares Bene-          __________________________________________________________
ficially              8)       Shared Voting Power:  -0-
Owned by              __________________________________________________________
Each Report-          9)       Sole Dispositive Power:  3,000,000
ing Person            __________________________________________________________
With                  10)      Shared Dispositive Power:  551,354
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 3,551,354
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                 1.5%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 CONTINUED TRUST FOR SHARI ARISON DORSMAN
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)      [  ]
                 (b)      [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Delaware
________________________________________________________________________________
Number of             7)      Sole Voting Power:  2,000,000
Shares Bene-          __________________________________________________________
ficially              8)      Shared Voting Power:  -0-
Owned by              __________________________________________________________
Each Report-          9)      Sole Dispositive Power:  2,000,000
ing Person            __________________________________________________________
With                  10)     Shared Dispositive Power:  379,504.66
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 2,379,504.66
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     1.0%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 MARILYN B. ARISON IRREVOCABLE DELAWARE TRUST
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)      [  ]
                 (b)      [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Delaware
________________________________________________________________________________
Number of             7)      Sole Voting Power:  2,500,000
Shares Bene-          __________________________________________________________
ficially              8)      Shared Voting Power:  -0-
Owned by              __________________________________________________________
Each Report-          9)      Sole Dispositive Power:  2,500,000
ing Person            __________________________________________________________
With                  10)     Shared Dispositive Power:  500,000
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 3,000,000
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     1.3%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 CONTINUED TRUST FOR MICKY ARISON
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)      [  ]
                 (b)      [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Delaware
________________________________________________________________________________
Number of             7)      Sole Voting Power:  2,379,504.66
Shares Bene-          __________________________________________________________
ficially              8)      Shared Voting Power:  -0-
Owned by              __________________________________________________________
Each Report-          9)      Sole Dispositive Power:  2,379,504.66
ing Person            __________________________________________________________
With                  10)     Shared Dispositive Power:  -0-
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 2,379,504.66
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     1.0%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 MICKY ARISON
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)   [  ]
                 (b)   [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  United States
________________________________________________________________________________
Number of                 7)      Sole Voting Power:  3,251,354
Shares Bene-              ______________________________________________________
ficially                  8)      Shared Voting Power:  2,332,458
Owned by                  ______________________________________________________
Each Report-              9)      Sole Dispositive Power:  3,251,354
ing Person                ______________________________________________________
With                      10)     Shared Dispositive Power:  2,332,458
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 3,251,354
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                    1.4 %
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 THE TED ARISON 1992 IRREVOCABLE TRUST FOR MICKY
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)   [  ]
                 (b)   [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Jersey, Channel Islands
________________________________________________________________________________
Number of               7)      Sole Voting Power:  -0-
Shares Bene-            ________________________________________________________
ficially                8)      Shared Voting Power:  -0-
Owned by                ________________________________________________________
Each Report-            9)      Sole Dispositive Power:  -0-
ing Person              ________________________________________________________
With                    10)     Shared Dispositive Power:  -0-
________________________________________________________________________________

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 -0-
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     0.0%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 THE TED ARISON 1992 IRREVOCABLE TRUST FOR SHARI
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group
                 (See Instructions)
                 (a)   [  ]
                 (b)   [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Jersey, Channel Islands
________________________________________________________________________________
Number of             7)      Sole Voting Power:  -0-
Shares Bene-          __________________________________________________________
ficially              8)      Shared Voting Power:  -0-
Owned by              __________________________________________________________
Each Report-          9)      Sole Dispositive Power:  -0-
ing Person            __________________________________________________________
With                  10)     Shared Dispositive Power:  -0-
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 -0-
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     0.0%
________________________________________________________________________________
         14)      Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 THE TED ARISON 1992 IRREVOCABLE TRUST FOR LIN No. 2
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)   [  ]
                 (b)   [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Jersey, Channel Islands
________________________________________________________________________________
Number of            7)      Sole Voting Power:  -0-
Shares Bene-         ___________________________________________________________
ficially             8)      Shared Voting Power:  -0-
Owned by             ___________________________________________________________
Each Report-         9)      Sole Dispositive Power:  -0-
ing Person           ___________________________________________________________
With                 10)     Shared Dispositive Power:  -0-
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 -0-
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     0.0%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 THE TED ARISON CHARITABLE TRUST
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)  [  ]
                 (b)  [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Jersey, Channel Islands
________________________________________________________________________________
Number of             7)      Sole Voting Power:  2,000,000
Shares Bene-          __________________________________________________________
ficially              8)      Shared Voting Power:  -0-
Owned by              __________________________________________________________
Each Report-          9)      Sole Dispositive Power: 2,000,000
ing Person            __________________________________________________________
With                  10)     Shared Dispositive Power:  -0-
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 2,000,000
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     0.9%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 A.H.W. LIMITED
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)   [  ]
                 (b)   [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Guernsey, Channel
                 Islands
________________________________________________________________________________
Number of             7)      Sole Voting Power:  -0-
Shares Bene-          __________________________________________________________
ficially              8)      Shared Voting Power:  -0-
Owned by              __________________________________________________________
Each Report-          9)      Sole Dispositive Power:  -0-
ing Person            __________________________________________________________
With                  10)     Shared Dispositive Power:  551,354
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 551,354
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     0.2%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 ANDREW H. WEINSTEIN
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)   [  ]
                 (b)   [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  United States
________________________________________________________________________________
Number of                 7)      Sole Voting Power:  -0-
Shares Bene-              ______________________________________________________
ficially                  8)      Shared Voting Power:  28,732,726
Owned by                  ______________________________________________________
Each Report-              9)      Sole Dispositive Power:  -0-
ing Person                ______________________________________________________
With                      10)     Shared Dispositive Power:  28,732,726
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 28,732,726
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                    12.5%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  IN

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 TAF MANAGEMENT COMPANY
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)   [  ]
                 (b)   [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Delaware
________________________________________________________________________________
Number of             7)      Sole Voting Power:  -0-
Shares Bene-          __________________________________________________________
ficially              8)      Shared Voting Power:  10,138,514
Owned by              __________________________________________________________
Each Report-          9)      Sole Dispositive Power:  -0-
ing Person            __________________________________________________________
With                  10)     Shared Dispositive Power:  10,138,514
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 10,138,514
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     4.4%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 THE TED ARISON FAMILY HOLDING TRUST NO. 2
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)   [  ]
                 (b)   [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Jersey, Channel Islands
________________________________________________________________________________
Number of              7)      Sole Voting Power:  -0-
Shares Bene-           _________________________________________________________
ficially               8)      Shared Voting Power:  -0-
Owned by               _________________________________________________________
Each Report-           9)      Sole Dispositive Power:  -0-
ing Person             _________________________________________________________
With                   10)     Shared Dispositive Power:  -0-
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 -0-
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     0.0%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI NO. 1
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)  [  ]
                 (b)  [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Jersey, Channel Islands
________________________________________________________________________________
Number of             7)      Sole Voting Power:  -0-
Shares Bene-          __________________________________________________________
ficially              8)      Shared Voting Power:  -0-
Owned by              __________________________________________________________
Each Report-          9)      Sole Dispositive Power:  -0-
ing Person            __________________________________________________________
With                  10)     Shared Dispositive Power:  15,042,858
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 15,042,858
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     6.5%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  00

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 KENTISH LIMITED
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)    [  ]
                 (b)    [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Isle of Man, United
                 Kingdom
________________________________________________________________________________
Number of             7)      Sole Voting Power:  15,042,858
Shares Bene-          __________________________________________________________
ficially              8)      Shared Voting Power:  -0-
Owned by              __________________________________________________________
Each Report-          9)      Sole Dispositive Power:  -0-
ing Person            __________________________________________________________
With                  10)     Shared Dispositive Power:  15,042,858
________________________________________________________________________________
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 15,042,858
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     6.5%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  CO

CUSIP No. 143658 10 2
_____________________
         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
                 THE TED ARISON 1994 CASH TRUST
________________________________________________________________________________
         2)      Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)    [  ]
                 (b)    [ X]
________________________________________________________________________________
         3)      SEC Use Only
________________________________________________________________________________
         4)      Source of Funds (See Instructions):  Not Applicable
________________________________________________________________________________
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
         6)      Citizenship or Place of Organization:  Jersey, Channel Islands
________________________________________________________________________________
Number of              7)      Sole Voting Power:  -0-
Shares Bene-           _________________________________________________________
ficially               8)      Shared Voting Power:  -0-
Owned by               _________________________________________________________
Each Report-           9)      Sole Dispositive Power:  -0-
ing Person             _________________________________________________________
With                   10)     Shared Dispositive Power:  -0-
________________________________________________________________________________

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 -0-
________________________________________________________________________________
         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
         13)     Percent of Class Represented by Amount in Row (11):
                                     0.0%
________________________________________________________________________________
         14)     Type of Reporting Person (See Instructions):  00

                 The amended and restated joint statement on Schedule 13D dated December 18, 1987, as amended and restated on October 19, 1993, as further amended by Amendment No. 1 dated December 22, 1993 and as further amended by Amendment No. 2 dated September 26, 1994 of TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, Ted Arison, Arison Foundation, Inc., the Continued Trust for Michael Arison, the Shari Arison Irrevocable Guernsey Trust, the Continued Trust for Shari Arison Dorsman, the Marilyn B. Arison Irrevocable Delaware Trust, the Continued Trust for Micky Arison, Micky Arison, the Ted Arison 1992 Irrevocable Trust for Micky, the Ted Arison 1992 Irrevocable Trust for Shari, the Ted Arison 1992 Irrevocable Trust for Lin No. 2, the Ted Arison Charitable Trust, A.H.W. Limited, Andrew H. Weinstein, TAF Management Company, The Ted Arison Family Holding Trust No. 1, the Ted Arison Family Holding Trust No. 2, the Ted Arison 1994 Irrevocable Trust for Shari No. 1, Kentish Limited, and the Ted Arison 1994 Cash Trust is hereby amended as follows:
Item 1.                        Security and Issuer.
                 Item 1 is amended by the addition thereto of the following:
                 "Effective November 30, 1994, the Issuer effected a two-for-one stock split of its Class A Common Stock and Class B Common Stock, $.01 par value per share.

         The share information contained herein reflects the stock split."
Item 2.                   Identity and Background.
         Item 2, paragraph (a) is hereby amended by the deletion thereof in its entirety and the substitution thereof of the following:
                 "(a) This statement is filed by (i) TAMMS Investment Company, Limited Partnership, a Delaware limited partnership ("TAMMS L.P."), with respect to shares of Class A Common Stock beneficially owned by it; (ii) TAMMS Management Corporation, a Delaware corporation ("TAMMS Corp."), with respect to shares of Class A Common Stock beneficially owned by it; (iii) Ted Arison with respect to shares of Class A Common Stock beneficially owned by him; (iv) the Continued Trust for Michael Arison, a Delaware trust (the "Michael Arison Continued Trust"), with respect to shares of Class A Common Stock beneficially owned by it;
         (v) the Continued Trust for Micky Arison, a Delaware trust (the "Micky Arison Continued Trust"), with respect to shares of Class A Common Stock beneficially owned by it; (vi) the Continued Trust for Shari Arison Dorsman, a Delaware trust (the "Shari Arison Continued Trust"), with respect to shares of Class A Common Stock beneficially owned by it;

         (vii) the Shari Arison Irrevocable Guernsey Trust, a Guernsey trust (the "Shari Arison Guernsey Trust"), with respect to shares of Class A Common Stock beneficially owned by it; (viii) the Marilyn B. Arison Irrevocable Delaware Trust, a Delaware trust (the "Marilyn Arison Delaware Trust"), with respect to shares of Class A Common Stock beneficially owned by it; (ix) A.H.W. Limited, a Guernsey corporation ("A.H.W. Limited"), with respect to shares of Class A Common Stock beneficially owned by it; (x) Andrew H. Weinstein with respect to shares of Class A Common Stock beneficially owned by him; (xi) TAF Management Company, a Delaware corporation ("TAF Management"), with respect to shares of Class A Common Stock beneficially owned by it;
         (xii) the Ted Arison 1992 Irrevocable Trust for Micky, a Jersey trust (the "Micky Arison Jersey Trust"), with respect to shares of Class A Common Stock beneficially owned by it; (xiii) the Ted Arison 1992 Irrevocable Trust for Shari, a Jersey trust (the "Shari Arison Jersey Trust"), with respect to shares of Class A Common Stock beneficially owned by it; (xiv) the Ted Arison 1992 Irrevocable Trust for Lin No. 2, a Jersey trust (the "Marilyn Arison Jersey Trust", and collectively with the Micky Arison Jersey Trust and the Shari Arison Jersey Trust, the "Jersey Trusts"), with respect to shares of Class A Common Stock beneficially owned by it; (xv) the Ted Arison Charitable Trust, a

         Jersey trust (the "Jersey Charitable Trust"), with respect to shares of Class A Common Stock beneficially owned by it; (xvi) Micky Arison with respect to shares of Class A Common Stock beneficially owned by him; (xvii) the Arison Foundation, Inc., a private foundation for the benefit of certain charities (the "Foundation"), with respect to shares of Class A Common Stock beneficially owned by it; (xviii) The Ted Arison Family Holding Trust No. 2, a Jersey trust (the "Holding Trust"), with respect to Class A Common Stock beneficially owned by it; (xix) The Ted Arison 1994 Cash Trust, a Jersey trust (the "Cash Trust"), with respect to shares of Class A Common Stock beneficially owned by it; (xx) The Ted Arison 1994 Irrevocable Trust for Shari No. 1, a Jersey trust (the "Shari Arison Trust No. 1"), with respect to shares of Class A Common Stock beneficially owned by it and (xxi) Kentish Limited, an Isle of Man corporation ("Kentish"), with respect to shares of Class A Common Stock beneficially owned by it (such entities and persons being sometimes hereinafter referred to as the "Reporting Persons"). Micky Arison, Ted Arison's son, is the
         Chairman, Chief Executive Officer and a Director of the Issuer, President and Treasurer of TAMMS Corp., the beneficiary of the Micky Arison Continued Trust, the Micky Arison Jersey Trust, the Cash Trust and a beneficiary of the Holding Trust. Shari Arison, Ted Arison's daughter, is President of the Foundation, the beneficiary of the Shari Arison Guernsey Trust, the Shari Arison Continued Trust, the Shari Arison Jersey Trust, the Shari Arison Trust No. 1 and a beneficiary of the Holding Trust. The Foundation is directed by six trustees, a majority of whom are affiliates of Mr. Ted Arison. Michael Arison, the beneficiary of the Michael Arison Continued Trust, is the son of Ted Arison. Marilyn Arison, the wife of Ted Arison, is the beneficiary of the Marilyn Arison Delaware Trust, the Marilyn Arison Jersey Trust and a beneficiary of the Holding Trust. Andrew H. Weinstein is an officer and sole shareholder of TAF Management, the corporate trustee of the Michael Arison Continued Trust, the Shari Arison Continued Trust, the Micky Arison Continued Trust, and the Marilyn Arison Delaware Trust and is the sole shareholder of A.H.W. Limited, which is the trustee of the Shari Arison Guernsey Trust, and of Kentish, which is the protector of the Shari Arison Trust No. 1.
         Mr. Weinstein is an attorney at the law firm of Holland & Knight, Miami, Florida. TAF Management is a Delaware corporation, whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. A.H.W. Limited is a Guernsey corporation, the principal business of which is to act as a trustee. The Royal Bank of Scotland Trust Company (Jersey) Limited, trustee for the Jersey Trusts, is a company organized under the laws of Jersey, Channel Islands, the principal business of which is banking and providing executor or trustee company services. Cititrust (Jersey) Limited, trustee for the Cash Trust and the Shari Arison Trust No. 1, is a company organized under the laws of Jersey, Channel Islands, the principal business of which is the provision of trustee company services. Kentish is an Isle of Man corporation, the principal business of which is to serve as a protector of certain trusts."

         Item 2, paragraphs (c) (xx) and (xxi) are hereby amended by the deletion thereof in their entirety and the substitution thereof of the following:

         "(c)(xx) The Ted Arison 1994 Cash Trust is a Jersey trust established for the benefit of Micky Arison and others. The address of the trust is c/o Cititrust (Jersey) Limited, P.O. Box 728, 38 Esplanade, St. Helier, Jersey, Channel Islands. The sole trustee of the trust is Cititrust (Jersey) Limited. (c)(xxi) The Ted Arison 1994 Irrevocable Trust for Shari No. 1 is a Jersey trust established for the benefit of Shari Arison. The address of the trust is c/o Cititrust (Jersey) Limited, P.O. Box 728, 38 Esplanade, St. Helier, Jersey, Channel Islands. The sole trustee of the trust is Cititrust (Jersey) Limited."

Item 3.                   Source and Amount of Funds
                          or Other Consideration.

         Item 3 is hereby amended by the addition thereto of the following:

                 "Since the last report, the Reporting Persons have restructured their aggregate holdings of Class A Common Stock with respect to 13,800,000 shares of Class A Common Stock. This was accomplished by an underwritten public offering by the Cash Trust, the Micky Arison Jersey Trust, the Shari Arison Jersey Trust and the Marilyn Arison Jersey Trust of 8,000,000 shares, 2,000,000 shares, 1,800,000 shares and 2,000,000 shares, respectively, of Class A Common Stock for $23.375 per share."

Item 4.                   Purpose of Transaction.
         Item 4 is hereby amended by the addition thereto of the following:
                 "The 1995 Transfers (as defined below in "Interest in Securities of the Issuer") were effected for certain estate planning and other related purposes. None of the Reporting Persons have any current plans to change in any material way the management or operations of the Issuer."

Item 5.          Interest in Securities of the Issuer.
         Item 5 is hereby amended by the addition thereto of the following:

                 "On February 15, 1995, the trustee of the Holding Trust transferred 9,400,000 shares of Class A Common Stock from the Holding Trust to Ted Arison for no consideration. On March 1, 1995, Baring Brothers (Guernsey) Limited was replaced by Cititrust (Jersey) Limited as trustee for each of the Cash Trust and the Shari Arison Trust No.
         1. On April 20, 1995, the Cash Trust, the Micky Arison Jersey Trust, the Shari Arison Jersey Trust and the Marilyn Arison Jersey Trust (collectively, the "Selling Shareholders") sold 6,400,000 shares, 1,600,000 shares, 1,440,000 shares and 1,600,000 shares, respectively, of Class A Common Stock to certain U.S. underwriters pursuant to the Underwriting Agreement (U.S. Version) dated as of April 12, 1995 among the Issuer, the Selling Shareholders and Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several U.S. underwriters named in Schedule II thereto (collectively, the "U.S. Underwriters"), for a purchase price of $23.375 per share to the public (less an underwriting discount of $0.76 per share). Also on April 20, 1995, the Cash Trust, the Micky Arison Jersey Trust, the Shari Arison Jersey Trust and the Marilyn Arison Jersey Trust sold 1,600,000 shares, 400,000 shares, 360,000 shares and 400,000 shares, respectively, of Class A Common Stock to certain international underwriters pursuant to the Underwriting Agreement

         (International Version) dated as of April 12, 1995 among the Issuer, the Selling Shareholders and Goldman Sachs International, Bear, Stearns International Limited and Merrill Lynch International Limited, as representatives of the several international underwriters named in
         Schedule II thereto (collectively, the "International Underwriters"), for a purchase price of $23.375 per share to the public (less an underwriting discount of $0.76 per share). The aggregate net cash proceeds to the Cash Trust, the Micky Arison Jersey Trust, the Shari Arison Jersey Trust and the Marilyn Arison Jersey Trust were $180,920,000, $45,230,000, $40,707,000 and $45,230,000, respectively.
         The foregoing transfers are referred to herein as the "1995
         Transfers".
                 Following the 1995 Transfers, Ted Arison beneficially owns an aggregate of 73,279,236 shares of Class A Common Stock (approximately 31.9% of the total number of shares of Class A Common Stock outstanding as of April 20, 1995), 72,757,142 of which he holds directly and 522,094 of which he owns beneficially by virtue of his interests in TAMMS L.P. Ted Arison has sole voting and dispositive power over the 75,957,142 shares of Class A Common Stock that he holds directly; however, Ted Arison disclaims beneficial ownership of 3,200,000 of such shares which are held by three revocable money trusts. Accordingly, Ted Arison has only reported beneficial ownership of 72,757,142 shares of Class A Common Stock that he holds directly.
                 Because of his controlling interest in TAMMS L.P. (through TAMMS Corp.), Ted Arison may be deemed to share dispositive and voting power over, and beneficially own, all of the 2,332,458 shares of Class A Common Stock beneficially owned by TAMMS L.P.; however,
         Ted Arison disclaims beneficial ownership of 1,810,364 of such shares which are beneficially owned by the other partners of TAMMS L.P. (other than TAMMS Corp.). Accordingly Ted Arison has only reported beneficial ownership of 522,094 shares of Class A Common Stock held by TAMMS L.P.
                 Following the 1995 Transfers, Micky Arison beneficially owns an aggregate of 3,251,354 shares of Class A Common Stock (approximately 1.4% of the total number of shares of Class A Common Stock outstanding as of April 20, 1995), which he holds directly.
                 Micky Arison has sole voting power with respect to 3,251,354 shares of Class A Common Stock which he holds directly. Micky Arison has sole dispositive power with respect to the 3,251,354 shares of Class A Common Stock that he holds directly.
                 Because of his status as President and Treasurer of TAMMS Corp., Micky Arison may be deemed to share voting and dispositive power with respect to the 2,332,458 shares of Class A Common Stock beneficially owned by TAMMS L.P.

         Micky Arison disclaims beneficial ownership of the 2,332,458 shares of Class A Common Stock owned by TAMMS L.P. which are beneficially owned
         by the limited partners of TAMMS L.P.   All such disclaimed shares are
         not shown herein as beneficially owned by Micky Arison.
                 Following the 1995 Transfers, each of the Holding Trust, the Cash Trust, the Micky Arison Jersey Trust, the Shari Arison Jersey Trust and the Marilyn Arison Jersey Trust does not hold or beneficially own any shares of Class A Common Stock.
                 Except for the 1995 Transfers, the Reporting Persons have effected no transactions in shares of Class A Common Stock during the past 60 days."


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer. Item 6 is hereby amended by the addition thereto of the following:
                 "In February, 1995, the Stock Options that were granted to Micky Arison on April 18, 1994 by the Issuer were cancelled."
Item 7.   Material to be filed as Exhibits.
Item 7 is hereby amended by the addition thereto of the following:
         "Exhibit 16      Joint Filing Agreement, dated as of
                          May 15, 1995, among TAMMS L.P., TAMMS Corp., Ted
                          Arison, the Michael Arison

                          Continued Trust, the Micky Arison Continued Trust, the Shari Arison Continued Trust, the Shari Arison Guernsey Trust, the Marilyn Arison Delaware Trust, A.H.W., Andrew H. Weinstein, TAF Management, the Micky Arison Jersey Trust, the Shari Arison Jersey Trust, the Marilyn Arison Jersey Trust, the Jersey Charitable Trust, Micky Arison, the Foundation, the Holding Trust, the Cash Trust, the Shari Arison Trust No. 1 and Kentish.
         Exhibit 17 Underwriting Agreement (U.S. Version) dated as of April 12, 1995 among the Issuer, the Selling Shareholders and the U.S. Underwriters (Incorporated by reference to Exhibit 1(a) to the Issuer's Amendment No. 2 to the Registration Statement on Form S-3 (Registration No. 58151)).
         Exhibit 18 Underwriting Agreement (International Version) dated as of April 12, 1995 among the Issuer, the Selling Shareholders and the International Underwriters (Incorporated by reference to Exhibit 1(b) to the Issuer's Amendment No. 2 to the Registration Statement on Form S-3 (Registration No. 58151))."

                                  Signatures
                 After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Date: May 16, 1995


SHARI ARISON IRREVOCABLE GUERNSEY
TRUST, A.H.W. LIMITED, TRUSTEE                  TAF MANAGEMENT COMPANY

By: /s/ J.C. Trott                              By:  /s/ Denison Hatch
    ----------------------                           ------------------------
    Director A.H.W.                                  Secretary and Treasurer
    Limited
                                                ARISON FOUNDATION, INC.
MARILYN B. ARISON IRREVOCABLE
DELAWARE TRUST, TAF MANAGEMENT                  By:  /s/ Shari Arison
COMPANY, TRUSTEE                                     -----------------------
                                                     Shari Arison, President
By: /s/ Denison Hatch
    -----------------------
    Secretary and Treasurer                     TAMMS INVESTMENT COMPANY,
                                                LIMITED PARTNERSHIP

                                                By:  TAMMS MANAGEMENT
                                                     CORPORATION
A.H.W. LIMITED                                       Managing General Partner

By: /s/ J.C. Trott                              By:  /s/ Micky Arison
    ---------------------                            -----------------------
    Director A.H.W. Limited                          Micky Arison, President


    /s/ Andrew H. Weinstein                     TAMMS MANAGEMENT CORPORATION
    --------------------------
    Andrew H. Weinstein                         By:  /s/ Micky Arison
                                                     -----------------------
                                                     Micky Arison, President


                                                /s/ Ted Arison
                                                -------------------------
                                                Ted Arison


                                                /s/ Micky Arison
                                                ----------------------------
                                                Micky Arison

CONTINUED TRUST FOR MICHAEL ARISON,
TAF MANAGEMENT COMPANY, TRUSTEE

By:   /s/ Denison Hatch
      -----------------------
      Secretary and Treasurer

CONTINUED TRUST FOR MICKY ARISON,
TAF MANAGEMENT COMPANY, TRUSTEE

By:   /s/ Denison Hatch
      -----------------------
      Secretary and Treasurer

CONTINUED TRUST FOR SHARI ARISON DORSMAN,
TAF MANAGEMENT COMPANY, TRUSTEE

By:   /s/ Denison Hatch
      ------------------------
      Secretary and Treasurer

THE TED ARISON 1992 IRREVOCABLE TRUST
FOR MICKY, THE ROYAL BANK OF SCOTLAND
TRUST COMPANY (JERSEY) LIMITED, TRUSTEE

By:   /s/ Sean Coughlan
      ------------------------
      /s/ Lynn C. Townsend

THE TED ARISON 1992 IRREVOCABLE TRUST FOR
SHARI, THE ROYAL BANK OF SCOTLAND TRUST
COMPANY (JERSEY) LIMITED, TRUSTEE

By:   /s/ Sean Coughlan
      -----------------------
      /s/ Lynn C. Townsend

THE TED ARISON 1992 IRREVOCABLE TRUST FOR
LIN NO. 2, THE ROYAL BANK OF SCOTLAND TRUST
COMPANY (JERSEY) LIMITED, TRUSTEE

By:   /s/ Sean Coughlan
      ----------------------
      /s/ Lynn C. Townsend

                                                THE TED ARISON CHARITABLE
                                                TRUST, THE ROYAL BANK
                                                OF SCOTLAND TRUST COMPANY
                                                (JERSEY) LIMITED, TRUSTEE

                                                By:/s/ Sean  Coughlan
                                                   ----------------------
                                                   /s/ Lynn C. Townsend

                                                THE TED ARISON FAMILY HOLDING
                                                TRUST NO. 2, BARING BROTHERS
                                                (GUERNSEY) LIMITED, TRUSTEE

                                                By:/s/ J.C. Trott
                                                -------------------------

                                                TED ARISON 1994 CASH TRUST,
                                                CITITRUST (JERSEY) LIMITED,
                                                TRUSTEE


                                                   /s/ Debbie C. Masters
                                                By:/s/ Barry Gray
                                                   --------------------------

                                                TED ARISON 1994 IRREVOCABLE
                                                TRUST FOR SHARI NO. 1, CITITRUST
                                                (JERSEY) LIMITED, TRUSTEE


                                                   /s/ Debbie C. Masters
                                                By:/s/ Barry Gray
                                                   ---------------------------

                                                KENTISH LIMITED


                                                By:/s/ P. Scales
                                                   -------------------

                               INDEX TO EXHIBITS

                                                                                                         Page No. in
                                                                                                         Sequential
                                                                                                         Numbering
                                                                                                         System
                                                                                                         -----------
 Exhibits
 --------
   16.              Joint Filing Agreement, dated as of May 16, 1995, among TAMMS L.P., TAMMS Corp.,     41
                    Ted Arison, the Michael Arison Continued Trust, the Micky Arison Continued Trust,
                    the Shari Arison Continued Trust, the Shari Arison Guernsey Trust, the Marilyn
                    Arison Delaware Trust, A.H.W., Andrew H. Weinstein, TAF Management, the Micky
                    Arison Jersey Trust, the Shari Arison Jersey Trust, the Marilyn Arison Jersey
                    Trust, the Jersey Charitable Trust, Micky Arison, the Foundation, the Holding
                    Trust, the Cash Trust, the Shari Arison Trust No. 1 and Kentish.

   17.              Underwriting Agreement (U.S. Version) dated as of April 12, 1995 among the
                    Issuer, the Selling Shareholders and the U.S. Underwriters (Incorporated by
                    reference to Exhibit 1(a) to the Issuer's Amendment No. 2 to the Registration
                    Statement on Form S-3 (Registration No. 58151)).

   18.              Underwriting Agreement (International Version) dated as of April 12, 1995 among the Issuer, the Selling Shareholders and the International Underwriters
                    (Incorporated by reference to Exhibit 1(b) to the Issuer's Amendment No. 2 to the
                    Registration Statement on Form S-3 (Registration No. 58151)).

                                   EXHIBIT 16
                             JOINT FILING AGREEMENT
                 In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amendment or amendments to a statement on Schedule 13D dated December 18, 1987, as amended and restated on October 19, 1993. This Joint Filing Agreement shall be included as an Exhibit to such joint filing.
In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement this 16th day of May, 1995.



      SHARI ARISON IRREVOCABLE               TAMMS INVESTMENT COMPANY,
      GUERNSEY TRUST, A.H.W.                 LIMITED PARTNERSHIP
      LIMITED, TRUSTEE                       By:  TAMMS MANAGEMENT
                                                  CORPORATION
      By:   /s/ J.C. Trott                        Managing General Partner
            -----------------------
                                             By:  /s/ Micky Arison
                                                  -----------------------------
      MARILYN B. ARISON IRREVOCABLE               Micky Arison, President
      DELAWARE TRUST, TAF MANAGEMENT
      COMPANY, TRUSTEE

      By:   /s/ Denison Hatch                TAMMS MANAGEMENT CORPORATION
            -----------------------
            Secretary and Treasurer          By:  /s/ Micky Arison
                                                  -----------------------------
                                                  Micky Arison, President
      A.H.W. LIMITED
                                             /s/ Ted Arison
                                             ----------------------------------
      By:   /s/ J.C. Trott                   Ted Arison
            -----------------------

      /s/ Andrew H. Weinstein                /s/ Micky Arison
      -----------------------------          ----------------------------------
      Andrew H. Weinstein                    Micky Arison

                                             TAF MANAGEMENT COMPANY

                                             By:  /s/ Denison Hatch
                                                  -----------------------------
                                                  Secretary and Treasurer


                                             ARISON FOUNDATION, INC.

                                             By:  /s/ Shari Arison
                                                  -----------------------------
                                                  Shari Arison, President

                                             CONTINUED TRUST FOR MICHAEL
                                             ARISON, TAF MANAGEMENT
                                             COMPANY, TRUSTEE

                                             By:  /s/ Denison Hatch
                                                  -----------------------
                                                  Secretary and Treasurer

                                             CONTINUED TRUST FOR MICKY ARISON,
                                             TAF MANAGEMENT COMPANY, TRUSTEE

                                             By:  /s/ Denison Hatch
                                                  ------------------------
                                                  Secretary and Treasurer


                                             CONTINUED TRUST FOR SHARI ARISON
                                             DORSMAN, TAF MANAGEMENT COMPANY,
                                             TRUSTEE

                                             By:  /s/ Denison Hatch
                                                  -------------------------
                                                  Secretary and Treasurer


                                             THE TED ARISON 1992 IRREVOCABLE
                                             TRUST FOR MICKY, THE ROYAL BANK
                                             OF SCOTLAND TRUST COMPANY (JERSEY)
                                             LIMITED, TRUSTEE

                                             By:  /s/ Sean Coughlan
                                                  -----------------------
                                              /s/ Lynn C. Townsend

                                             THE TED ARISON 1992 IRREVOCABLE
                                             TRUST FOR SHARI, THE ROYAL BANK
                                             OF SCOTLAND TRUST COMPANY (JERSEY)
                                             LIMITED, TRUSTEE

                                             By:  /s/ Sean Coughlan
                                                  ------------------------
                                              /s/ Lynn  C. Townsend


                                             THE TED ARISON 1992 IRREVOCABLE
                                             TRUST FOR LIN NO. 2, THE ROYAL
                                             BANK OF SCOTLAND TRUST COMPANY
                                             (JERSEY) LIMITED, TRUSTEE

                                             By:  /s/ Sean Coughlan
                                                  ------------------------
                                              /s/ Lynn C. Townsend

THE TED ARISON CHARITABLE TRUST, THE ROYAL BANK OF SCOTLAND TRUST COMPANY (JERSEY) LIMITED, TRUSTEE

    /s/ Sean Coughlan
By: /s/ Lynn C. Townsend
    ----------------------


THE TED ARISON FAMILY HOLDING TRUST NO. 2, BARING BROTHERS (GUERNSEY) LIMITED, TRUSTEE

By:/s/ J.C. Trott
   ------------------------

                                                   TED ARISON 1994 CASH TRUST,
                                                   CITITRUST (JERSEY) LIMITED,
                                                   Trustee

                                                      /s/ Debbie C. Masters
                                                   By:/s/ Barry Gray
                                                      --------------------------


                                                   TED ARISON 1994 IRREVOCABLE
                                                   TRUST FOR SHARI NO. 1,
                                                   CITITRUST (JERSEY) LIMITED,
                                                   Trustee

                                                      /s/ Debbie C. Masters
                                                   By:/s/ Barry Gray
                                                      ------------------------

                                                   KENTISH LIMITED



                                                   By:/s/ P. Scales
                                                      ------------------------